Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

Call Notice

EXTRAORDINARY AND ANNUAL STOCKHOLDERS’ MEETINGS

The stockholders of ITAÚ UNIBANCO HOLDING S.A. are invited by the Board of Directors to attend the Extraordinary and Annual Stockholders’ Meetings that will be held on April 26, 2010, in the auditorium of the head office, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, 9th floor, in São Paulo (SP), for the following purposes:

I -	At the Extraordinary Stockholders’ Meeting to be held at 3:00 p.m.:

Consider the proposal from the Board of Directors, for amending and consolidating the Stock Option Plan (Plan) in order to, among other adjustments, (i) allow employees of the Company and its controlled companies to receive stock options regularly, (ii) allow the Committee that manages the Plan to set out additional rules, (iii) expand the mechanism that enables the granting of options which strike price is paid through the meeting of the obligation that the beneficiary invest in the Company’s shares; (iv) make flexible the counting of terms and increase the vesting period of options series to a maximum of 7 years, and (v) allow the granting of options with different blackout periods after the options exercise.

II -	At the Annual Stockholders’ Meeting to be held at 3:20 p.m.:

1.
Take notice of the Management Report, the Opinion of the Fiscal Council, the Report of the Independent Auditors, and the Summaries of the Audit Committee Report, and examine, for resolution, the Financial Statements for the year ended December 31, 2009;

2.	Resolve the assignment of the net income for the year;
3.	Elect members to the Board of Directors and the Fiscal Council with the following annual mandate; taking into consideration the provisions of CVM Instructions Nos. 165/91 and 282/98, which determines that in order to request the adoption of multiple vote in the election of members to the Board of Directors, the applicants shall represent at least 5% of voting capital; and
4.	Resolve the amount for compensation of the members of the Board of Directors and Board of Officers, as well as for the compensation of the members of the Fiscal Council.

III -	At the Extraordinary Stockholders’ Meeting to be held at 3:40 p.m.:

Consider the proposal from the Board of Directors, for the following purposes:

1.	Amend the bylaws in order to (i) in relation to the members of the Audit Committee, require knowledge of accounting and audit only from the audit expert, setting out conditions for the establishment of a multidisciplinary Audit Committee, (ii) allow the members of the Audit Committee who are also members of the Board of Directors to opt for the compensation of one of the

EXTRAORDINARY AND ANNUAL STOCKHOLDERS' MEETINGS OF APRIL 26, 2010 OF ITAÚ UNIBANCO HOLDING S.A.	page 2

positions, (iii) standardize the term “financial statements”, and (iv) expressly allow that the Company be represented by two attorneys in fact ; and
2.	Consolidate the bylaws, with the amendments mentioned in the items above.

The documents to be considered at the meetings are available to stockholders on the Company’s investor relations website (www.itau-unibanco.com.br/ri), as well as on the websites of CVM (www.cvm.gov.br) and BM&FBOVESPA (www.bmfbovespa.com.br). Stockholders can also request a copy of such documents through the e-mail relacoes.investidores@itau-unibanco.com.br.

In order to exercise their rights, stockholders shall attend the stockholders’ meetings carrying their identification cards.

Stockholders may be represented at the stockholders’ meetings by proxy, according to the provisions of Article 126 of Law 6,404/76, provided that the proxy attend them carrying her/his identification card, and the following documents confirming the validity of the proxy (for documents prepared abroad, the respective consularized and notarized translation):

a) Legal entities – notarized copy of the bylaws of the legal entity it represents, evidence of the election of management members and the respective notarized proxy with notarized signature.

b) Individuals – the corresponding proxy with notarized signature.

In order to facilitate the works at the stockholders’ meetings, the Company suggests that the stockholders represented by proxies send a copy of the above listed documents at least 48 hours prior to the meeting. By mail or courier to the following address:

Itaú Unibanco Itaú Unibanco - Superintendência de Assuntos Corporativos
Praça Alfredo Egydio de Souza Aranha, 100, Parque Jabaquara
Torre Conceição, Piso Metrô, São Paulo (SP) - CEP 04344-902

or by fax (55 11) 5019-8103, or email to relacoes.investidores@itau-unibanco.com.br.

São Paulo, April 8, 2010.
BOARD OF DIRECTORS

PEDRO MOREIRA SALLES
Chairman

ALFREDO EGYDIO SETUBAL Investor Relations Officer